Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC
$250,000,000
First Mortgage Bonds,
4.95% Series due January 15, 2045
Final Terms and Conditions
November 18, 2014

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 18, 2014

Settlement Date (T+3):	November 21, 2014

Principal Amount:	$250,000,000

Coupon:	4.95%

Coupon Payment Dates:	January 15 and July 15 of each year

First Payment Date:	July 15, 2015

Final Maturity Date:	January 15, 2045

Optional Redemption Terms:	Make-whole call at any time prior to January 15, 2025 at a discount rate of Treasury plus 30 bps and, thereafter, at par

UST Benchmark:	3.125% due August 15, 2044

Spread to UST Benchmark:	+192 bps

Treasury Price:	10112

Treasury Yield:	3.054%

Re-offer Yield:	4.974%

Issue Price to Public:	99.616%

Net Proceeds Before Expenses:	$246,852,500

Joint Book-Running Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBS Securities Inc. Scotia Capital (USA) Inc.

Co-Managers:	Regions Securities LLC U.S. Bancorp Investments, Inc. CastleOak Securities, L.P. Mischler Financial Group, Inc.

CUSIP / ISIN:	29364W AV0 / US29364WAV00

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848, (iii) Mizuho Securities USA Inc. toll free at 1-866-271-7403, (iv) RBS Securities Inc. toll-free at 1-866-884-2071 or (v) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.